January 26, 2023

Ken Schuler and Craig Arakawa
Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-12658

Dear Mr. Schuler and Mr. Arakawa:

We are supplementing the Company’s December 1, 2022 letter (the “December Response Letter”) to the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC") and its January 9, 2023 letter to the Staff (the “January Response Letter”) that references the comments received from the Staff by letter dated November 3, 2022 (the “November Comment Letter”) and letter dated December 21, 2022 (the “December Comment Letter”), respectively, in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2021, filed on February 22, 2022 and amended on March 2, 2022 (the “2021 Form 10-K”).

For your convenience, the numbered responses of the Company and related captions contained in bold-type in this letter correspond to the numbered paragraphs and related captions in the November Comment Letter and December Comment Letter. The questions are followed by the Company’s response thereto. Not all comments in the November Comment Letter or December Comment Letter are addressed in this supplemental response and such comments have been accordingly omitted from this response.

November Comment Letter

2021 Form 10-K
Mineral Properties, page 24

1.    We note your responses to comments 1 through 4, 6 and 7 indicating you will revise your disclosures in your Form 10-K for the year ended December 31, 2022 and associated exhibits to comply with these comments. Due to the number of modifications to bring your filing to minimal compliance with Item 1300 of Regulation S-K, please amend your Form 10-K for the fiscal year ended December 31, 2021 to include your proposed revisions. Please revise to provide the:
•production disclosure proposed in your response to comment 1,
•resources disclosure proposed in your response to comment 2,
•resource and reserve disclosure proposed in your response to comment 3,
•metric tonne disclosure proposed in your response to comment 4,
•attributable resources and reserves disclosure proposed in your response to comment 6, and

Mr. Schuler and Mr. Arakawa
January 26, 2023

•disclosure of key assumptions such as cutoff grade, price, and operating costs proposed in your response to comment 7.
     For each of the revisions made in response to the aforementioned prior comments, please also identify for us the location of the respective revisions made in your amended filing.

Response

Disclosure responsive to this comment has been included in the Form 10-K/A filed by the Company on January 26, 2023 (the “Amendment”) as follows:
•production disclosure proposed in response to comment 1 in the Company’s October 12, 2022 letter to the Staff (the “October Response Letter”) has been included on pages 6 and 7 to the Amendment,
•resources disclosure proposed in response to comment 2 in the October Response Letter has been included on pages 7 and 22 to the Amendment,
•resource and reserve disclosure proposed in response to comment 3 in the October Response Letter has been included on pages 6, 7, 8, 14 and 22 to the Amendment,
•metric tonne disclosure proposed in response to comment 4 in the October Response Letter has been included on pages 6 to 24 to the Amendment,
•attributable resources and reserves disclosure proposed in response to comment 6 in the October Response Letter has been included on pages 8 and 22 to the Amendment, and
•disclosure of key assumptions such as cutoff grade, price, and operating costs proposed in response to comment 7 in the October Response Letter has been included on page 22 to the Amendment.
Greenbushes, Australia, page 30

2.     We note your response to comment 5 stating in future filings you will include some of the information presented. Please amend your Form 10-K for the year ended December 31, 2021 and associated exhibits to include this explanation, disclose your cutoff grade calculation as an incremental or marginal cutoff grade and discuss the variance in sustaining capital as used in the cutoff grade compared to the resultant sustaining capital estimate found in Section 18.

Response

Disclosure responsive to this comment has been included on page 12 of the Amendment and page 116 and 124 to 125 of the revised technical report for the Company’s Greenbushes property filed as Exhibit 96.1 to the Amendment.

Exhibits 96.1 Greenbush
Pit Optimization, page ET-115

4.     We note your response to comment 10 providing an explanation to the variance between the cutoff estimation costs and the operating costs found in your technical report. Please amend your exhibit to include this explanation with your cutoff grade estimation costs.

Response

Disclosure responsive to this comment has been included on pages 116 to 117 of the revised technical report for the Company’s Greenbushes property filed as Exhibit 96.1 to the Amendment.

Mr. Schuler and Mr. Arakawa
January 26, 2023

Exhibits 96.1 Greenbush
Expansionary Capital Costs, page ET-208

5.     We note your response to comment 11 stating you identified the errors in Tables 18-2 and 18-3. Please amend your exhibit and correct these tables.

Response

Disclosure responsive to this comment has been included on pages 212 to 213 of the revised technical report for the Company’s Greenbushes property filed as Exhibit 96.1 to the Amendment.

Exhibit 96.2 Wodgina
Mineral Resource and Mineral Reserve Estimates, page EU-10

6.     We note your response to comment 12 stating in future filings you will disclose your resources and reserves based on your attributable ownership. Please amend your exhibits to report your resources and reserves based on your attributable ownership.

Response

Disclosure responsive to this comment has been included on pages 10 and 80 of the revised technical report for the Company’s Wodgina property filed as Exhibit 96.2 of the Amendment.

Exhibit 96.5 Jordan Bromine
Mineral Resource Estimates, page EX-8

7.     We note your responses to comments 13 through 18 stating in future filings you will provide revised disclose in your technical report to comply with Item 1300 of Regulation S-K. Please amend your exhibit to:
•report your resources and reserves based on your attributable ownership in response to comment 13,
•report your measured, indicated and/or inferred mineral resources, specifying the volume, concentration, and contained bromine based on initial evaporation pond intake in response to comment 14,
•report your cut-off grade estimate for your resources with details about parameters, prices, and costs, similar to your example in response to comment 15,
•report the volume, concentration, and contained bromine of your reserves, similar to your example in response to comment 16,
•report your cut-off grade estimate for your reserves with details about parameters, prices, and costs in response to comment 17, and
•provide the additional disclosure regarding capital, operating costs estimates, and accuracy in response to comment 18.
Please also identify for us the location of the respective revisions made to your amended exhibit.

Response

Mr. Schuler and Mr. Arakawa
January 26, 2023

Disclosure responsive to this comment has been included to the revised technical report for the Company’s Jordan Bromine property filed as Exhibit 96.5 to the Amendment:
•disclosure regarding resources and reserves based on attributable ownership as proposed in response to comment 13 in the October Response Letter has been included on pages 8, 47, 49 and 82 to 83 to the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding measured, indicated and/or inferred mineral resources proposed in response to comment 14 in the October Response Letter has been included on pages 8, 47 and 82 to the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding cut-off grade estimate for resources proposed in response to comment 15 in the October Response Letter has been added on pages 45, 47 and 49 to the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding the volume, concentration, and contained bromine of reserves as proposed in response to comment 16 in the October Response Letter has been included on pages 8, 11, 49 and 82 to 83 to the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding cut-off grade estimate for reserves as proposed in response to comment 17 in the October Response Letter has been included on pages 47 and 49 to the revised technical report for the Company’s Jordan Bromine property, and
•additional disclosure regarding capital, operating costs estimates, and accuracy as proposed in response to comment 18 in the October Response Letter has been included on page 69 to the revised technical report for the Company’s Jordan Bromine property.

Exhibit 96.6 Magnolia
Mineral Reserve Estimates, page EY-43

8.     We note your responses to comments 19 through 21 stating in future filings you will provide revised disclose in your technical report to comply with Item 1300 of Regulation S-K. Please amend your exhibit to disclose:
•the cut-off grade estimate for your reserves with details about parameters, prices, and costs, similar to your example in response to comment 19,
•your qualified person’s opinion on your environmental compliance plans, similar to your example in response to comment 2, and
•your capital and operating costs estimates with the associated estimate of accuracy, similar to your example provided in response to comment 21

Please also identify for us the location of the respective revisions made to your amended exhibit.

Response

Disclosure responsive to this comment has been added to the revised technical report for the Company’s Magnolia property filed as Exhibit 96.6 to the Amendment:
•disclosure regarding the cut-off grade estimate for reserves, as proposed in response to comment 19 in the October Response Letter has been included on page 43 to the revised technical report for the Company’s Magnolia property,
•disclosure regarding the qualified person’s opinion on environmental compliance plans, as proposed in response to comment 20 in the October Response Letter has been included on pages 70 to 71 to the revised technical report for the Company’s Magnolia property, and

Mr. Schuler and Mr. Arakawa
January 26, 2023

•disclosure regarding capital and operating costs estimates with the associated estimate of accuracy, as proposed in response to comment 21 in the October Response Letter has been included on page 72 to the revised technical report for the Company’s Magnolia property.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
General, page EZ-0

9.     We note your responses to comments 22 through 29 stating in future filings you will provide revised disclose in your technical reports to comply with Item 1300 of Regulation S-K. Please amend your exhibits to:
•exclude all non-compliant disclaimers in response to comment 22,
•include a geologic cross-section and stratigraphic column for each property in response to comment 23,
•include the qualified person’s opinion on the adequacy of sample preparation, security, and analytical procedures, similar to your example in your response to comment 24,
•include the estimated metallurgical recoveries and the qualified person’s opinion on the adequacy of information, similar to your examples in your response to comment 25,
•include the qualified person’s opinion, similar to your examples in your response to comment 26,
•include the qualified person’s opinion in regards to modifying factors affecting your reserves, similar to your examples in your response to comment 27,
•include the annual numerical values for your life of mine production schedules, similar to your examples provided in Exhibits A, B and C in your response to comment 28, and
•include the five-year historical review of the commodity price with your price projection, similar to your examples in your response to comment 29.
Please also identify for us the location of the respective revisions made to your amended exhibit.

Response

Disclosure responsive to this comment has been added to the revised technical report for the Company’s Magnolia property filed as Exhibit 96.6 to the Amendment as follows:
•the non-compliant disclaimer has been removed from page xi of the revised technical report for the Company’s Magnolia property,
•disclosure regarding the qualified person’s opinion on the adequacy of sample preparation, security, and analytical procedures, as proposed in response to comment 24 in the October Response Letter has been included on page 40 of the revised technical report for the Company’s Magnolia property,
•disclosure regarding the qualified person’s opinion, as proposed in response to comment 26 in the October Response Letter has been included on page 41 of the revised technical report for the Company’s Magnolia property,
•disclosure regarding the qualified person’s opinion in regards to modifying factors affecting reserves, as proposed in response to comment 27 in the October Response Letter has been included on page 44 to the revised technical report for the Company’s Magnolia property,
•disclosure regarding the annual numerical values for the life of mine production schedules, as proposed in response to comment 28 in the October Response Letter has been included on pages 49 to 50 of the revised technical report for the Company’s Magnolia property, and
•disclosure regarding the five-year historical review of the commodity price with price projection, as proposed in response to comment 29 in the October Response Letter has been included on pages 61 to 62 of the revised technical report for the Company’s Magnolia property.

Mr. Schuler and Mr. Arakawa
January 26, 2023

Disclosure responsive to this comment has been added to the revised technical report for the Company’s Jordan Bromine property filed as Exhibit 96.5 to the Amendment as follows:
•the non-compliant disclaimer has been removed from page vi of the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding the qualified person’s opinion on the adequacy of sample preparation, security, and analytical procedures, as proposed in response to comment 24 in the October Response Letter has been included on page 36 of the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding the qualified person’s opinion, as proposed in response to comment 26 in the October Response Letter has been included on page 41 of the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding the qualified person’s opinion in regards to modifying factors affecting reserves, as proposed in response to comment 27 in the October Response Letter has been included on page 49 of the revised technical report for the Company’s Jordan Bromine property,
•disclosure regarding the annual numerical values for the life of mine production schedules, as proposed in response to comment 28 in the October Response Letter has been included on page 56 of the revised technical report for the Company’s Jordan Bromine property, and
•disclosure regarding the five-year historical review of the commodity price with price projection, and as proposed in response to comment 29 in the October Response Letter has been included on pages 63 to 64 of the revised technical report for the Company’s Jordan Bromine property.
Disclosure responsive to this comment has been added to the revised technical report for the Company’s Greenbushes property filed as Exhibit 96.1 to the Amendment as follows:
•a geologic cross-section and stratigraphic column in response to comment 23 in the October Response Letter has been included on pages 34 to 35 of the revised technical report for the Company’s Greenbushes property,
•disclosure regarding the estimated metallurgical recoveries and the qualified person’s opinion on the adequacy of information, as proposed in response to comment 25 in the October Response Letter has been included on pages 65 and 162 of the revised technical report for the Company’s Greenbushes property,
•disclosure regarding the annual numerical values for the life of mine production schedules, as proposed in Exhibit A in response to comment 28 in the October Response Letter has been included on page on page 224 of the revised technical report for the Company’s Greenbushes property, and
•disclosure regarding the five-year historical review of the commodity price with price projection, as proposed in response to comment 29 in the October Response Letter has been included on pages 187 to 188 of the revised technical report for the Company’s Greenbushes property.

Disclosure responsive to this comment has been added to the revised technical report for the Company’s Silver Peak property filed as Exhibit 96.4 to the Amendment as follows:
•a geologic cross-section and stratigraphic column in response to comment 23 in the October Response Letter has been included on page 42 of the revised technical report for the Company’s Silver Peak property,
•disclosure regarding the estimated metallurgical recoveries and the qualified person’s opinion on the adequacy of information, as proposed in response to comment 25 in the October Response Letter has been included on page 65 of the revised technical report for the Company’s Silver Peak property,
•disclosure regarding the annual numerical values for the life of mine production schedules, as proposed in Exhibit C in response to comment 28 in the October Response Letter has been included on page on page 170 of the revised technical report for the Company’s Silver Peak property, and
•disclosure regarding the five-year historical review of the commodity price with price projection, as proposed in response to comment 29 in the October Response Letter has been included on page 141 of the revised technical report for the Company’s Silver Peak property.

Mr. Schuler and Mr. Arakawa
January 26, 2023

Disclosure responsive to this comment has been added to the revised technical report for the Company’s Wodgina property filed as Exhibit 96.2 to the Amendment as follows:
•disclosure regarding the estimated metallurgical recoveries and the qualified person’s opinion on the adequacy of information, as proposed in response to comment 25 in the October Response Letter has been included on page 60 of the revised technical report for the Company’s Wodgina property.
Disclosure responsive to this comment has been added to the revised technical report for the Company’s Salar de Atacama property filed as Exhibit 96.3 to the Amendment as follows:
•disclosure regarding the annual numerical values for the life of mine production schedules, as proposed in Exhibit B in response to comment 28 in the October Response Letter has been included on page on page 253 of the revised technical report for the Company’s Salar de Atacama property, and
•disclosure regarding the five-year historical review of the commodity price with price projection, as proposed in response to comment 29 in the October Response Letter has been included on page 203 of the revised technical report for the Company’s Salar de Atacama property.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6A
Capital and Operating Cost, page EZ-8

10.     We note your response to comment 30 stating in future filings you will provide additional details regarding capital and operating costs by major line items, including operational costs disclosed by major cost centers and annual reclamation costs. Please amend your exhibits to include the details regarding capital and operating costs by line items, including operational costs disclosed by major cost center and annual reclamation costs. Please note combining columns is acceptable, provided all numeric values are identical for the combined columns and a statement regarding this practice is included with your presentation.

Response

Disclosure responsive to this comment has been added on pages 73 to 74 of the revised technical report for the Company’s Magnolia property filed as Exhibit 96.6 to the Amendment.

Disclosure responsive to this comment has been added on page 70 of the revised technical report for the Company’s Jordan Bromine property filed as Exhibit 96.5 to the Amendment.

Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6A
Economic Analysis, page EZ-9

11.     We note your response to comment 31 stating in future filings you will provide numerical values for your annual cash flow, including annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs. Please amend your exhibits to include numerical values for our annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes & royalties, capital, and final closure costs. Please note combining columns is acceptable, provided all numeric values are identical for the combined columns and a statement regarding this practice is included with your presentation.

Response

Mr. Schuler and Mr. Arakawa
January 26, 2023

Disclosure responsive to this comment has been added on pages 79 to 86 of the revised technical report for the Company’s Magnolia property filed as Exhibit 96.6 to the Amendment.

Disclosure responsive to this comment has been added on pages 72 to 75 of the revised technical report for the Company’s Jordan Bromine property filed as Exhibit 96.5 to the Amendment.

Disclosure responsive to this comment has been added on page 224 of the revised technical report for the Company’s Greenbushes property filed as Exhibit 96.1 to the Amendment.

Disclosure responsive to this comment has been added on page 253 of the revised technical report for the Company’s Salar de Atacama property filed as Exhibit 96.3 to the Amendment.

Disclosure responsive to this comment has been added on page 170 of the revised technical report for the Company’s Silver Peak property filed as Exhibit 96.4 to the Amendment.

December Comment Letter

2021 Form 10-K
Controls and Procedures, page 127
1.     We have read your response to comment 3 noting that you have re-assessed your conclusion on the effectiveness of your disclosure controls and procedures and that you believe that they were effective as of December 31, 2021. Based on the number and nature of the deficiencies noted, we continue to consider the omitted disclosures and information required to comply with SK 1300 to be material and do not agree with the conclusion of your re-assessment. Please revise to state that your disclosure controls and procedures were not effective as of December 31, 2021 in your amended Form 20-F.
Disclosure responsive to this comment has been included on page 25 of the Amendment.
Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
Capital and Operating Cost, page EZ-8
2.     We note your response to comment 10 and our review found a variance between your Magnolia operating costs as presented in Exhibit A and the Proved and Probable operating costs from Exhibit B. Please correct as necessary or provide an additional operating expense table with associated text in your report summary explaining the variance in operating costs. In addition, please provide complete column and row totals for all line items along with LOM totals. Please note combining columns is acceptable, provided all numeric values are identical for all the combined columns and a description regarding this practice is included in the text of the technical report summary.
Disclosure responsive to this comment has been added on pages 73 to 74 of the revised technical report for the Company’s Magnolia property filed as Exhibit 96.6 to the Amendment. Corresponding disclosure to provide complete column and row totals for all line items was added to page 70 of the revised technical report for the Company’s Jordan Bromine property filed as Exhibit 96.5 to the Amendment for consistency across technical reports.
Exhibits 96.1, 96.2, 96.3, 96.4, 96.5 and 96.6
Economic Analysis, page EZ-9
3.     We note your response to comment 11 and our review found the plant feed flow, plant feed grade, and plant recovery are missing from your Magnolia and Jordan property cash flow analysis. In addition, the Jordan property minority interest costs do not reflect the ownership and an explanation may be necessary in the text. As noted above, please provide complete column and row totals for all line items

Mr. Schuler and Mr. Arakawa
January 26, 2023

along with LOM totals. Please note combining columns is acceptable, provided all numeric values are identical for all the combined columns and a description regarding this practice is included in the text of the technical report summary.
Disclosure responsive to this comment has been added on pages 72 to 75 of the revised technical report for the Company’s Jordan Bromine property filed as Exhibit 96.5 to the Amendment.
Disclosure responsive to this comment has been added on pages 79 to 86 of the revised technical report for the Company’s Magnolia property filed as Exhibit 96.6 to the Amendment.

***

Mr. Schuler and Mr. Arakawa
January 26, 2023

The Company appreciates the efforts of the Staff in reviewing our response to the November Comment Letter and the December Response Letter. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc:    J. Kent Masters
    Chairman, President and Chief Executive Officer
    Albemarle Corporation

Karen G. Narwold
    Executive Vice President, Chief Administrative Officer
    Albemarle Corporation

Kristin M. Coleman
    Executive Vice President, General Counsel and Corporate Secretary
    Albemarle Corporation

John C. Barichivich III
    Vice President, Corporate Controller and Chief Accounting Officer
    Albemarle Corporation

Sean M. Jones
K&L Gates LLP